Exhibit 99.4

Batavo becomes the official sponsor of Sport Club Corinthians Paulista

With an investment of R$18 million, the shirts of the club’s professional side and its development teams, will be stamped with the Batavo logo.

Two traditional names are uniting to show their force. Batavo, a Perdigão brand, has just closed a deal to become the official sponsor of Sport Club Corinthians Paulista in a venture which involves both the professional team and the development sides. With an R$18 million investment split between sponsorship of Corinthians and Marketing actions. Batavo is again becoming the principal sponsor of the club, embossing its name on the front and back of the team shirts.

The first partnership between the brands took place when Batavo sponsored the club in the 1999-2000 season, a period considered “Timão’s” golden age of the last decade. The Batavo emblem brought Corinthians luck as they were crowned champions of the FIFA World Club Cup (2000), two-time champions of the Brazilian national league (1999) and Sao Paulo champions (1999).

While Batavo has consolidated its national status as a food brand concerned with well being and offering delicious and nutritious options for every meal of the day, Corinthians have returned to the Brazilian top-flight and landed the arrival of the country’s biggest football idol, Ronaldo, nicknamed “the Phenomenon”, as their star player.

“This deal demonstrates the synergy of those involved since both parties find themselves at a time of growth and renewal, as well as nurturing an extremely affectionate relationship with their publics. Undoubtedly the charisma of Ronaldo, who inspires more than the club’s supporters in this football loving nation, will help to strengthen the emotional ties between Brazilians and Batavo” added Eric Boutaud, Marketing Director of the Batavo- Elegê Busines Unit.

The sponsorship of Corinthians does not merely entail conventional strategies such as putting the Batavo emblem on the playing, training and travel clothing of the players, on the interview backdrop or on the sponsorship boards at the training grounds, nor having players present at corporate events, increased on-screen attention for Batavo sponsor boards for televised matches and the right to use the São Jorge park for Batavo events, but also original initiatives that will be developed mutually by the partnership.

Commitment to well-being

Encouraging sporting activities is a running theme at Batavo and is perfectly aligned with the “De bem com você” concept, which maintains Batavo’s interaction with its consumers every moment of the day, putting their needs and desires first.  The company demonstrates this attitude in its portfolio which encompasses not only traditional milk and milk-based products, notably yogurts, but also cheeses and specialty meats, frozen products, ready-meals, soy-based products and groceries amongst others.

“More and more, Batavo is strengthening itself for a new era. A brand aimed at well-being. Encouraging sport, especially with the new Corinthians sponsorship, reinforces this outlook,” concluded the executive.

Another of the company’s projects in the sporting world is its sponsorship of road races.  Since 2006, Batavo has sponsored the Corpore Circuit of Road Races with the aim of motivating people to take up running, a form of exercise which has seen one of the greatest increases in popularity in Brazil. The brand has also just got the 2009 calendar underway by sponsoring the second Batavo Pense Light Race, part of the Corpore Circuit, which took place on 1st March and drew around 13 thousand entrants.

Throughout 2009 Batavo, and its sub-brand Pense Light, will invest in the sponsorship of other road challenges. At this point, seven Corpore Circuit races in São Paulo have already been confirmed and 20 Adidas Seasons’ Circuits which will cover: São Paulo (SP), Rio de Janeiro (RJ), Belo Horizonte (MG), Porto Alegre (RS) and Brasília (DF).

São Paulo (SP), March 20 2009